Filed by BlackRock Apex Municipal Fund, Inc.
pursuant to Rule 425 of the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6
under the Securities and Exchange Act of 1934, as amended

Subject Company:  BlackRock MuniAssets Fund, Inc.
Commission File No. 811-07642

Contact:
1-800-882-0052

BlackRock Announces Additional Details Related to Proposed Reorganization of Certain BlackRock Tax-Exempt Closed-End Funds

New York, January 14, 2011 – BlackRock Advisors, LLC announced today that, at a special meeting of shareholders of BlackRock Apex Municipal Fund, Inc. (NYSE:APX) held today, shareholders of APX have approved the reorganization of APX with and into BlackRock MuniAssets Fund, Inc. (NYSE:MUA) (the “Reorganization”).

As announced on December 17, 2010, shareholders of MUA previously approved the Reorganization.  It is currently expected that the Reorganization will be completed on or about February 25, 2011, subject to all regulatory requirements and customary closing conditions being satisfied. The Reorganization, if completed, would occur based on the relative net asset values of APX and MUA.

This communication is not intended to, and shall not, constitute an offer to purchase or sell shares of any of the BlackRock funds, including MUA, the surviving fund in the Reorganization. Investors should consider the investment objectives, risks, charges and expenses of their fund(s) carefully and consider in its entirety the Joint Proxy Statement/Prospectus relating to the Reorganization which contains important information regarding the investment objectives and policies, risks, charges, expenses and other important information about MUA.

About BlackRock

BlackRock is a leader in investment management, risk management and advisory services for institutional and retail clients worldwide. At September 30, 2010, BlackRock’s AUM was $3.446 trillion. BlackRock offers products that span the risk spectrum to meet clients’ needs, including active, enhanced and index strategies across markets and asset classes. Products are offered in a variety of structures including separate accounts, mutual funds, iShares® (exchange traded funds), and other pooled investment vehicles. BlackRock also offers risk management, advisory and enterprise investment system services to a broad base of institutional investors through BlackRock Solutions®. Headquartered in New York City, as of September 30, 2010, the firm has approximately 8,900 employees in 24 countries and a major presence in key global markets, including North and South America, Europe, Asia, Australia and the Middle East and Africa. For additional information, please visit the firm’s website at www.blackrock.com

Forward-Looking Statements

This press release, and other statements that BlackRock may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time.  Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements.  Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to each Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the recently approved Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) BlackRock’s success in maintaining secondary market support for the Fund; (11) the impact of BlackRock electing to provide support to its products from time to time; (12) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; and (13) the ability of BlackRock to integrate the operations of Barclays Global Investors.

The Annual and Semi-Annual Reports and other regulatory filings of the Funds with the Securities and Exchange Commission (“SEC”) are accessible on the SEC's website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Funds. The information contained on our website is not a part of this press release.

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